17 STATE STREET, SUITE 2550
NEW YORK, NY 10004

September 16, 2015

VIA EDGAR
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	Tom Kluck Peggy Kim

Re:	6D Global Technologies, Inc. (the “Company”) Registration Statement on Form S-3 Filed September 1, 2015 File No. 333-206709

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM Eastern Daylight Time on September 18, 2015, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
6D Global Technologies, Inc. By: /s/ Mark Szynkowski Name: Mark Szynkowski Title: Chief Financial Officer

cc:	Robert S. Matlin, Esq. Jonathan M. Barron, Esq.